BANK OF SOUTH CAROLINA CORPORATION

256 Meeting Street

Charleston, SC 29401

June 29, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bank of South Carolina Corporation (the “Company”)

Registration Statement on Form S-3 File No. 333-175089

Request for Withdrawal

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-175089) together with all exhibits thereto filed with the Securities and Exchange Commission (the “Commission”) on June 23, 2011. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was determined not to be a necessary component of the Company’s strategic plan. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

If you have any questions with respect to this matter, please do not hesitate to contact myself at (843) 724-1500 or John H. Warren, III of Womble Carlyle Sandridge & Rice, LLP at (843) 720-4674.

Sincerely,

BANK OF SOUTH CAROLINA CORPORATION

By: /s/ Fleetwood S. Hassell

Fleetwood S. Hassell

President and Chief Executive Officer

cc: John H. Warren, III, Womble Carlyle Sandridge & Rice, LLP